Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NXP Semiconductors N.V.:

We consent to the use of our report dated March 6, 2015, with respect to the consolidated balance sheets of NXP Semiconductors N.V. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference.

/s/ KPMG Accountants N.V.

Amstelveen, The Netherlands

December 7, 2015